UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: September 5, 2023

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Translation of registrant’s name into English)

Belvedere Building,

Ground Floor,

69 Pitts Bay Road,

Pembroke,

HM08,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item 1—Information Contained in this Form 6-K Report

Ardmore Shipping Corporation (the “Company”) today announced that the Company’s Board of Directors has authorized a new Share Repurchase Plan (the “New Plan”), expanding and replacing the Company’s earlier plan which expires on September 30, 2023.

Pursuant to the New Plan, the Company may purchase up to $50 million of the Company’s common shares, at times and prices that are considered to be appropriate by the Company. The Company expects to repurchase these shares in the open market or in privately negotiated transactions, but is not obligated under the terms of the plan to repurchase any shares, and at any time the Company may suspend, delay or discontinue the plan.

Forward-Looking Statements

The statements in this Report that are not historical facts may be forward-looking statements, including statements regarding the repurchase of shares in the open market or in privately negotiated transactions. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, changes in the Company’s liquidity or capital requirements. The Company undertakes no obligation to revise or update any forward-looking statements unless required to do so under the U.S. securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: September 5, 2023	By:	/s/ Bart B. Kelleher
Bart B. Kelleher
Chief Financial Officer